June 13, 2008

DREYFUS PREMIER INTERMEDIATE TERM INCOME FUND
(A SERIES OF DREYFUS INVESTMENT GRADE FUNDS, INC.)

SUPPLEMENT TO PROSPECTUS
DATED DECEMBER 3, 2007

The following information supplements and should be read in conjunction with the information contained in the section of the fund's Prospectus entitled "Shareholder Guide – Sales charge reductions and waivers."

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- accountholders in the ACS/Mellon Health Savings Account

June 13, 2008

DREYFUS INVESTMENT GRADE FUNDS, INC.

SUPPLEMENT TO
STATEMENT OF ADDITIONAL INFORMATION
DATED DECEMBER 3, 2007

The following information supplements and should be read in conjunction with the section of the Fund's Statement of Additional Information entitled "How To Buy Shares."

Class A shares of Dreyfus Premier Intermediate Term Income Fund may be purchased at net asset value without a sales load by accountholders under the "ACS/Mellon Health Savings Account", an integrated health savings account solution. Health savings accounts are flexible accounts that provide employers and/or employees covered under qualified high deductible health plans the ability to make contributions to special savings accounts, generally without federal or state tax consequences.